File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

(Filed March 1st, 2010)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated March 1st, 2010

Release

Vitro Reports 4Q'09 Decline of 20.2% in Sales and 3.1% Increase in EBITDA

San Pedro Garza Garcia, Nuevo Leon, Mexico - March 1st, 2010 - Vitro S.A.B. de C.V. (BMV: VITROA), one of the world's largest producers and distributors of glass products, today announced 4Q'09 unaudited results. Year-over-year consolidated net sales declined 20.2 percent affected by lower volumes and the deconsolidation in December 2008 of Comegua - the Company's glass container venture in Central America -. Consolidated EBITDA increased 3.1 percent YoY while the consolidated EBITDA margin increased to 14.1 percent from 10.9 percent in the same period last year. On a comparable basis, excluding Comegua, consolidated net sales during 4Q'09 declined 14.4 percent YoY while EBITDA increased 13.2 percent during the same period.

FINANCIAL HIGHLIGHTS*
	4Q'09	4Q'08	% Change
Consolidated Net Sales	430	538	-20.2%
Glass Containers	212	275	-22.7%
Flat Glass	213	256	-16.8%
Cost of Sales	319	392	-18.6%
Gross Income	111	146	-24.3%
Gross Margins	25.8%	27.2%	pp
SG&A	90	132	-31.7%
SG&A % of sales	20.9%	24.5%	pp
EBIT	21	15	41.8%
EBIT Margins	4.8%	2.7%	pp
EBITDA	60	59	3.1%
Glass Containers	53	50	6.8%
Flat Glass	0	7	-95.6%
EBITDA Margins	14.1%	10.9%	pp
Net Income (loss)	42	(340)	-
Net Income (Loss Margins)	9.8%	-63.2%	+1594.99 pp
Total Debt(1)	1,539	1,595	-3.5%
Short Term Debt(2)	1,393	1,388	0.4%
Long Term Debt	146	207	-29.6%

Cash & Cash Equivalents(3)	217	128	70.3%
Total Net Debt	1,322	1,467	-9.9%
* Million US$ Nominal
(1) Total debt includes account receivables debt programs debt according to a change in Mexican FRS
(2) Since we are not in full compliance under our bond indentures, the outstanding amount of the Senior Notes debt was reclassified from long-term to short-term
(3) Cash & Cash Equivalents include restricted cash which corresponded to interest payments, rent payments, and cash on our accounts receivables debt programs. In 4Q'08, restricted cash includes interest payments and cash on our accounts receivables debt programs.

Commenting on the quarter, Mr. Hugo Lara, Chief Executive Officer, said, "The sales declines of 23 percent in Glass Containers and 17 percent in Flat Glass reflect current market conditions of weak demand and excess capacity. At the same time, our cost reduction and productivity programs, as well as the US$10 million benefit from lower natural gas prices, support uninterrupted operations and contributed to results as evidenced by a year-on-year increase in consolidated EBITDA despite the decline in sales. During the quarter we closed two transactions to strengthen Vitro's liquidity and continue our efforts to reach a beneficial agreement with bondholders."

Mr. Claudio Del Valle, Chief Restructuring Officer, noted, "The factors that influenced results last quarter continue to have an impact on Glass Containers' performance and are primarily the slowdown in global demand, coupled with excess capacity in some of our markets. Domestic volumes were down 19 percent, reflecting a sharp drop in beer and soft drinks volumes. Although export volumes declined by only 4.5 percent, the causes were the same - lower volumes in food and soft drinks segments. The 6.8 percent increase in EBITDA reflected those factors, but also benefitted from the cost reduction initiatives taken to enhance profitability, and the positive effect of lower energy costs which more than offset the negative impact of lower fixed cost absorption and the effect of the deconsolidation of Comegua."

"Flat Glass sales, down 16.8 percent this quarter, continued to reflect our participation in the automotive and construction industries, the two sectors most affected by the downturn in the NAFTA economy. In addition, Vitro has broad exposure to two of the world's poorest performing construction markets - the US and Spain. These construction markets, were the main drivers for a 32 percent decline in sales of our foreign subsidiaries YoY. Despite the overall weakness in Flat Glass, we have experienced increased sales to the auto glass OEM market as a result of an improved sales mix skewed toward more value added products. AGR sales, in turn, experience a slight decrease in both domestic and export markets. Although prices for float glass were lower, export volumes increased 21 percent year-on-year driven by continuing demand from South American markets. Domestic float glass volumes to third parties remained stable, however, prices decreased reflecting excess capacity. "

"Despite the challenging environment that affects flat glass manufacturers in general, we continue to maintain the market share of the Mexican float glass market achieved in 1Q'09. Although cost reduction steps taken during the year had an impact, lower sales volumes and soft prices resulting from the increasingly competitive environment, were largely responsible for the 95.6 percent drop in EBITDA this quarter. In addition to implementation of our cost reduction program, lower energy prices also had a positive impact on results. As we move forward, our strategy is clear: continue implementing cost reduction efforts, maintain effective working capital management, and strict cash control as we continue operations as usual during this difficult cyclical downturn and remain ready to benefit as these industries recover."

"Looking ahead, we expect EBITDA for 2010 to range between US$205-215 million reflecting continuation of many of the factors that affected 2009. Demand, particularly in the US and Spain, is expected to remain weak which coupled with excess production capacity in many of our markets should result in continued pricing softness. In addition, natural gas prices are expected to increase from the 2009 level of US$3.7/ mmbtu having a direct impact on EBITDA. We maintain our hedges with PEMEX, 32 percent at US$6.8/mmbtu for 2010 and 19 percent at US$7.3/mmbtu for 2011, with no margin call requirements. In 2009, the total amount of settlements paid to PEMEX for natural gas hedging was approximately US$64 million." Also reflects approximately US$10 million of rent payments regarding the real estate transaction completed on December 2009.

Commenting on the restructuring process, Mr. Del Valle noted, "We remain focused on reaching a consensual agreement with our creditors with the objective of achieving an organized debt restructuring that will solve our balance sheet challenges. On October 13, Vitro submitted long-term projections to a group of restricted bondholders and in the next few days we expect to deliver a revised restructuring proposal to Chanin Capital, the financial advisor for the bondholder group, and the bondholders who sign a Confidentiality Agreement. On January 4, 2010, the Company received from a group of its bondholders a Notice of Acceleration of payment for the Senior Notes due 2012 and 2017. This is standard operating procedure when an issuer is in default and does not mean that Vitro has entered into a new litigation. This action, which could have been taken at any time since February 2009, was anticipated by the Company and does not in any way impact Vitro's ability to operate as usual while we continue the negotiation process with our bondholders. In fact, we believe there is a consensual agreement between Vitro and the majority of its creditors that negotiation is the best alternative to reach an agreement that will maximize recovery for all parties. In terms of the derivative counterparties, the judge again postponed the hearing regarding the summary judgment plead by the banks that was scheduled for February 9, 2010. A new hearing is now expected to take place on March 23, 2010."

"Maximizing liquidity remains a key priority at Vitro", Mr. Lara noted evidenced by our US$200 million unrestricted cash position at year-end. Our efforts to preserve strict control over our cash position and working capital management resulted in a US$48 million reduction in working capital. The closing of two important transactions in December 2009 further strengthened liquidity. A real estate transaction contributed a US$75 million cash injection into the Company, while the refinancing of the trade receivable program at Flat Glass, extended maturities by replacing the original US$21.5 million private debt issuance due August 2010 with a Ps.300 million five year maturity issuance. We believe these actions further strengthen our operations and our ability to serve our customers under any future scenario as we continue the debt restructuring process. They also will contribute to a considerably improved liquidity outlook for 2010," continued Mr. Lara.

"As we move ahead in our negotiations with bondholders to achieve a timely and mutually satisfactory resolution, we remain committed to strengthening our operations and liquidity position while continuing to serve our valued clients as we prepare for the economic recovery," Mr. Lara concluded.

All figures provided in this announcement are in accordance with Mexican Financial Reporting Standards (Mexican FRS or NIFs) issued by the Mexican Board for Research and Development of Financial Reporting Standards (CINIF), except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each month by the end of month fix exchange rate published by Banco de Mexico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period. Certain amounts may not sum due to rounding. All figures and comparisons are in US dollar terms, unless otherwise stated, and may differ from the peso amounts due to the difference in exchange rates.

	Dec-09	Dec-08
Inflation in Mexico
Quarter	1.2%	2.5%
Accumulated	3.6%	6.5%
Inflation in USA
Quarter	0.0%	-3.9%
Accumulated	2.7%	0.1%
Exchange Rate
Closing	13.0587	13.8325
Average (year)	13.5723	11.1939
Average (4Q)	13.0296	13.3264
Devaluation
Quarter (closing)	-3.3%	28.2%
Accumulated	-5.6%	27.3%

This announcement contains historical information, certain management's expectations, estimates and other forward-looking information regarding Vitro, S.A.B. de C.V. and its Subsidiaries (collectively the "Company". While the Company believes that these management's expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company's annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company's other filings with the Mexican Comision Nacional Bancaria y de Valores.

This report on Form 6-K is incorporated by reference into the Registration Statement on Form F-4 of Vitro, S.A.B. de C.V. (Registration Number 333-144726).

EFFECTS OF INFLATION

  NIF B-10, Effects of Inflation.- CINIF defines two economic environments: a) inflationary environment, when cumulative inflation of the three preceding years is 26 percent or more, in which case, the effects of inflation should be recognized using the comprehensive method; and b) non-inflationary environment, when cumulative inflation of the three preceding years is less than 26 percent, in which case, no inflationary effects should be recognized in the financial statements. Additionally, NIF B-10 eliminates the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and requires that the cumulative gain or loss from holding non-monetary assets be reclassified to retained earnings, if such gain or loss is realized; the gain or loss that is not realized will be maintained in stockholders' equity and charged to current earnings of the period in which the originating item is realized.

  INIF 9, Presentation of Comparative Financial Statements Prepared under NIF B-10.- INIF 9 states that financial data for year 2008 and subsequent years is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007.

CONSOLIDATION

  NIF B-8, Due to changes in Mexican FRS, regarding the consolidation of controlled entities, our accounts receivable securitization trusts and off-balance sheet debt were included in the consolidated Financial Statements of Vitro and Subsidiaries. The effects of the changes in accounting principles increased debt of fiscal years 2008 and 2009. The mentioned trusts were designated as finance subsidiaries by our Board Meeting; therefore, those trusts are not guarantors of our Senior Notes 2012 and 2017.

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

A body of generally accepted accounting principles is commonly referred to as "GAAP". A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We disclose in this report certain non-GAAP financial measures, including EBITDA. EBITDA for any period is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) non-cash items related to pension liabilities, (iii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iv) other expenses, net, (v) income tax, (vi) provision for employee retirement obligations, (vii) cumulative effect of change in accounting principle, net of tax and (viii) (income) loss from discontinued operations.

In managing our business we rely on EBITDA as a means of assessing our operating performance and a portion of our management's compensation and employee profit sharing plan is linked to EBITDA performance. We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax and tax on assets and statutory employee profit sharing, which is similar to a tax on income and (iv) other expenses or income not related to the operation of the business. EBITDA is also a useful basis of comparing our results with those of other companies because it presents operating results on a basis unaffected by capital structure and taxes.

We also calculate EBITDA in connection with covenants related to some of our financings. We believe that EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. EBITDA is not a measure of financial performance under U.S. GAAP or Mexican FRS. EBITDA should not be considered as an alternate measure of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with Mexican FRS, as an indicator of operating performance or as cash flows from operating activity or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company's overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, pension plan reserves or capital expenditures and associated charges. The EBITDA presented herein relates to Mexican FRS, which we use to prepare our consolidated financial statements.

Vitro, S.A.B. de C.V. (BMV: VITROA), is the leading glass manufacturer in Mexico and one of the largest in the world backed by 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees, as well as the communities where we operate, by generating employment and economic prosperity given our permanent focus on quality and continuous improvement, as well as through our consistent efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in 10 countries in the Americas and Europe and the Company's products can be found all around the world.

For more information, please contact:

Investor Relations Adrian Meouchi /Carlos Garza Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com cgarza@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 330-5907 sborinelli@breakstone-group.com bcano@breakstone-group.com	Media Relations Albert Chico / Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com

DETAILED FINANCIAL INFORMATION FOLLOWS:

Consolidated Results

                              Sales                                                                 5

                              EBIT and EBITDA                                            5

                              Consolidated Financing Result                            6

                              Taxes                                                                7

                              Consolidated Net Income                                  8

                              Capital Expenditures                                          8

                              Consolidated Financial Position                          8

                              Cash Flow                                                         10

                              Key Developments                                            11

               Glass Containers                                                              13

               Flat Glass                                                                        14

               Consolidated Financial Statements                                   16

               Segmented Information                                                    17

Consolidated Results

Sales

Consolidated net sales for 4Q'09 decreased 20.2 percent YoY to US$430 million from US$538 million last year, partially affected by lower volumes and the deconsolidation of Comegua. For fiscal year 2009, consolidated net sales declined 32.6 percent to US$1,770 million from US$2,627 million during the same period last year. Glass Containers sales for the quarter decreased YoY by 22.7 percent while Flat Glass sales declined 16.8 percent over the same period.

During the quarter domestic and foreign subsidiaries' sales decreased 11.5 percent and 44.8 percent YoY, respectively, while export sales increased 1.7 percent YoY.

On a comparable basis, excluding the deconsolidation of Comegua on December 2008, the Company's glass container venture in Central America, consolidated sales during the quarter declined 14.7 percent YoY.

Table 1: Total Sales
Table 1
Sales
(Million)
			YoY%			YoY%
	4Q'09	4Q'08	Change	2009	2008	Change

Pesos
Total Consolidated Sales	5,602	7,147	(21.6)	23,991	29,013	(17.3)

Glass Containers	2,768	3,646	(24.1)	12,385	15,484	(20.0)
Flat Glass	2,777	3,395	(18.2)	11,377	13,187	(13.7)

Domestic Sales	2,945	3,444	(14.5)	11,143	12,831	(13.2)
Export Sales	1,326	1,337	(0.8)	6,577	6,547	0.5
Foreign Subsidiaries	1,331	2,367	(43.8)	6,271	9,635	(34.9)

Nominal Dollars
Total Consolidated Sales	430	538	(20.2)	1,770	2,627	(32.6)

Glass Containers	212	275	(22.7)	914	1,406	(35.0)
Flat Glass	213	256	(16.8)	839	1,191	(29.5)

Domestic Sales	213	241	(11.5)	824	1,157	(28.8)
Export Sales	114	112	1.7	484	600	(19.3)
Foreign Subsidiaries	102	185	(44.8)	461	870	(47.0)

% Foreign Currency Sales* / Total Sales	50%	55%	-4.8 pp	53%	56%	-2.6 pp
% Export Sales / Total Sales	27%	21%	5.7 pp	27%	23%	4.6 pp

* Exports + Foreign Subsidiaries

EBIT and EBITDA

Consolidated EBIT for the quarter increased 41.8 percent YoY to US$21 million from US$15 million during the same period last year. EBIT margin increased 2.1 percentage points to 4.8 percent from 2.7 percent. For fiscal year 2009, consolidated EBIT decreased 38.8 percent to US$98 million from US$160 million in year 2008. During this same period, EBIT margin decreased 0.6 percentage points to 5.5 percent from 6.1 percent.

EBIT for the quarter at Glass Containers increased by 31.9 percent YoY, while at Flat Glass EBIT decreased to negative US$15 million from negative US$6 million in 4Q'08.

Consolidated EBITDA for the quarter increased 3.1 percent to US$60 million from US$59 million in 4Q'08. The EBITDA margin increased 3.2 percentage points YoY due to a US$10 million energy cost saving (lower natural gas prices), a workforce adjustment according to market demand and ongoing cost-reduction programs, which were partially offset by lower volumes (lower fixed-cost absorption) and the deconsolidation of Comegua. For fiscal year 2009, consolidated EBITDA declined 27.8 percent to US$237 million from US$329 million during last year.

During the quarter, EBITDA at Glass Containers increased 6.8 percent YoY to US$53 million from US$50 million, while EBITDA at Flat Glass decreased 95.6 percent YoY to US$0 million from US$7 million in 4Q'08.

On a comparable basis, excluding Comegua, consolidated EBITDA for the quarter increased 13.1 percent YoY. Comparable EBITDA for the Glass Containers unit increased 18.9 percent YoY in 4Q'09.

For details on both business units please refer to page 13 and 15, respectively.

Table 2: EBIT and EBITDA
Table 2
EBIT and EBITDA
(Million)
			YoY%			YoY%
	4Q'09	4Q'08	Change	2009	2008	Change

Pesos
Consolidated EBIT	271	187	45.1	1,328	1,710	(22.4)
Margin	4.8%	2.6%	2.2 pp	5.5%	5.9%	-0.4 pp

Glass Containers	433	330	31.2	1,956	1,661	17.7
Flat Glass	(193)	(89)	116.0	(591)	186	--

Consolidated EBITDA	787	772	1.9	3,217	3,605	(10.8)
Margin	14.1%	10.8%	3.3 pp	13.4%	12.4%	1 pp

Glass Containers	696	660	5.4	3,023	2,776	8.9
Flat Glass	4	90	(95.4)	84	789	(89.3)

Nominal Dollars
Consolidated EBIT	21	15	41.8	98	160	(38.8)
Margin	4.8%	2.7%	2.1 pp	5.5%	6.1%	-0.6 pp

Glass Containers	33	25	31.9	144	152	(5.3)
Flat Glass	(15)	(6)	141.1	(44)	20	--

Consolidated EBITDA	60	59	3.1	237	329	(27.8)
Margin	14.1%	10.9%	3.2 pp	13.4%	12.5%	0.9 pp

Glass Containers	53	50	6.8	223	252	(11.5)
Flat Glass	0	7	(95.6)	6	74	(91.6)

Consolidated Financing Result

Consolidated financing result for the quarter resulted in a loss of US$18 million from a loss of US$446 million during 4Q'08. This situation was mainly driven by two factors: other financial expenses decreased 84.9 percent YoY to a loss of US$22 million from a loss of US$148 million during the same period last year. The US$22 million loss is mainly related to the change in the mark-to-market from the open natural gas positions of the Company's financial derivative instruments executed with Pemex. The US$148 million loss from last year is related to the change in mark-to market of the derivative portfolio which was fully closed before year end, except for those executed with Pemex.

The second factor is related to a non-cash foreign exchange gain of US$48 million during 4Q'09 compared with a loss of US$257 million during 4Q'08, due to a 3.3 percent QoQ appreciation of the peso compared with a 28.2 percent depreciation in the same period last year.

For fiscal year 2009, total consolidated financing result decreased to a loss of US$162 million from a loss of US$752 million in 2008, mainly driven by lower other financial expenses due to losses derived from derivative transactions and a non-cash foreign exchange gain of US$81 million, due to 5.6 percent appreciation of the peso. This compares to a non-cash foreign exchange loss of US$240 million during the same period last year, due to a 27.3 percent peso depreciation.

Table 3: Total Financing Result
Table 3
Total Financing Result
(Million)
			YoY%			YoY%
	4Q'09	4Q'08	Change	2009	2008	Change

Pesos
Interest Expense	(572)	(564)	1.5	(2,279)	(1,755)	29.9
Interest Income	14	16	(15.8)	51	58	(12.7)
Other Financial Expenses(1)	(298)	(1,937)	(84.6)	(1,105)	(4,158)	(73.4)
Foreign Exchange (Loss)	626	(3,368)	--	1,004	(3,222)	--
Total Financing Result	(231)	(5,853)	(96.1)	(2,330)	(9,077)	(74.3)

Nominal Dollars
Interest Expense	(44)	(42)	4.7	(168)	(156)	7.4
Interest Income	1	1	(14.6)	4	5	(28.4)
Other Financial Expenses(1)	(22)	(148)	(84.9)	(79)	(361)	(78.0)
Foreign Exchange (Loss)	48	(257)	--	81	(240)	--
Total Financing Result	(18)	(446)	(96.1)	(162)	(752)	(78.4)

(1) Includes derivative transactions and expenses related to debt restructuring

Taxes

Total income tax gain decreased from a gain of US$120 million in 4Q'08 to a gain of US$32 million during this quarter due to a lower deferred income tax gain derived from lower tax losses; last year we experienced higher losses due to the peso devaluation and a negative mark-to-market position from derivative transactions.

Table 4: Taxes
Table 4
Taxes
(Million)
			YoY%			YoY%
	4Q'09	4Q'08	Change	2009	2008	Change

Pesos
Accrued Income Tax	(37)	20	--	37	132	(72.3)
Deferred Income Tax (gain)	(385)	(1,639)	(76.5)	(589)	(2,307)	(74.5)
Total Income Tax	(422)	(1,618)	(73.9)	(553)	(2,175)	--

Nominal Dollars
Accrued Income Tax	(3)	1	--	3	12	(78.4)
Deferred Income Tax (gain)	(30)	(121)	(75.6)	(42)	(184)	(76.9)
Total Income Tax	(32)	(120)	(73.0)	(40)	(172)	(76.8)

Consolidated Net Income

During 4Q'09 the Company recorded a consolidated net income of US$42 million compared to a net loss of US$340 million during the same period last year. This variation is the result of a US$428 million decrease in total financing result mainly derived from a non-cash foreign exchange gain and lower other financial expenses related to changes in mark-to market of our derivative portfolio explained on the "Consolidated Financing Result" section.

Capital Expenditures (CapEx)

Capital expenditures for the quarter totaled US$21 million, compared with US$23 million in 4Q'08. Glass Containers represented 76 percent of total CapEx and was mainly invested in molds and maintenance. Flat Glass accounted for 24 percent and was mainly invested in maintenance.

Consolidated Financial Position

Due to changes in Mexican FRS, regarding the consolidation of controlled entities, our accounts receivable debt programs were included in Vitro and Subsidiaries' consolidated Financial Statements. The effects of these changes increased debt and current assets by US$132 and US$87 million for fiscal years 2008 and 2009, respectively. The related trusts were designated as finance subsidiaries by our Board of Directors; therefore, those trusts are not guarantors of our Senior Notes 2012 and 2017.

In the balance sheet, the US$85 million cash deposited as collateral for derivative instruments nets the derivative instruments liability claimed by our counterparties and is registered in other current liabilities. Net debt, which does not include derivative claims made by our Counterparties, is calculated by deducting cash and cash equivalents as well as restricted cash accounted for in current and/or other long term assets, decreased QoQ by US$95 million to US$1,322 million. On a YoY comparison, net debt decreased US$145 million.

As of 4Q'09, the Company had a cash balance of US$217 million, of which US$200 million was recorded as cash and cash equivalents and US$17 million was classified as other current assets. The US$17 million is restricted cash collateralizing interest payments, rent payments, and cash on our accounts receivable debt programs.

Consolidated gross debt as of December 31, 2009 totaled US$1,539 million, a QoQ decrease of US$5 million and a YoY decrease of US$56 million.

Table 5
Debt Indicators
(Million dollars; except as indicated)

	4Q'09	3Q'09	2Q'09	1Q'09	4Q'08

Interest Coverage(1)
(EBITDA/ Interest Expense) (Times) LTM	1.4	1.4	1.6	1.7	2.1

Leverage(1)
(Total Debt / EBITDA) (Times) LTM	6.2	6.5	6.1	6.4	6.1
(Total Net Debt / EBITDA) (Times) LTM	5.4	6.0	5.7	6.0	5.6

Total Debt(4)(5)	1,539	1,544	1,574	1,571	1,595
Short-Term Debt(2)	1,393	1,411	1,453	1,381	1,388
Long-Term Debt	146	133	121	190	207

Cash and Equivalents(3)	217	127	112	104	128
Total Net Debt	1,322	1,417	1,462	1,467	1,467

Currency Mix (%) dlls&Euros/Pesos	97/3	95/5	94/6	95/5	96/4

(1) Financial ratios are calculated using figures in pesos
(2) Since we are not in full compliance under our bond indentures, the outstanding amount of the Senior Notes debt was reclassified from long-term to short-term
  (3)  Cash & Cash Equivalents include restricted cash which corresponded interest payments, rent payments, and cash on our accounts receivables debt programs. In 4Q'08, restricted cash includes interest payments and cash on our accounts receivables debt programs.
(4) Debt does not include derivatives claims.
(5) NIF B-8, Due to changes in Mexican FRS, regarding to consolidation or controlled entities, our accounts receivable securitization trusts and off-balance sheet debt were included in the Consolidated Financial Statements of Vitro and Subsidiaries. The effects of the changes in accounting principles increased debt of fiscal years 2008 and 2009.

Debt Profile as of December 31, 2009 :[1]

Fixed Rate
Floating Rate + Fixed spread (2)
Mkt Conditions (2)
Rate
79%
13%
8%
Dollars
Pesos
Euros
Currency
88%
9%
3%
Banks
Market
Source
15%
85%

(1) Includes overdue debt (payment default)

(2) LIBOR, TIIE and CETE base rates

Cash Flow

Net free cash flow increased to US$61 million from US$41 million in 4Q'08. This was mainly the result of three factors: US$26 million net interest paid, wich includes derivative transactions settlements and expenses related to debt restructuring, compared to US$37 million in 4Q'08, lower cash taxes paid of US$1 million from US$4 million in 4Q'08, and US$2 million Capex reduction with respect to the US$23 million invested in 4Q'08.

For the fiscal year 2009, the Company recorded a net free cash flow of US$175 million compared to negative US$116 million during the previous year. The above mentioned increase was due to a working capital recovery compared to an investment for the same period, cash taxes recovered compared to cash taxes paid, a significant CapEx reduction, and a reduced dividend payment.

Table 6: Cash Flow Analysis
Table 6
Cash Flow from Operations Analysis(1)
(Million)
			YoY%			YoY%
	4Q'09	4Q'08	Change	2009	2008	Change

Pesos
EBITDA	787	772	1.9	3,217	3,605	(10.8)
Working Capital(2)	628	534	17.7	964	(441)	--
Cash Flow from Operations	1,415	1,306	8.4	4,181	3,164	32.1

Net Interest Paid (3)	(339)	(519)	(34.7)	(1,490)	(1,933)	(22.9)
Cash Taxes (paid) recovered(4)	(12)	(55)	(79.1)	300	(273)	--
Capex	(275)	(310)	(11.5)	(638)	(1,924)	(66.8)
Dividends	-	3	--	(15)	(271)	(94.5)
Net Free Cash Flow	790	425	86.1	2,338	(1,236)	--

Nominal Dollars
EBITDA	60	59	3.1	237	329	(27.8)
Working Capital(2)	48	47	2.7	77	(45)	--
Cash Flow from Operations	109	105	2.9	314	284	10.5
			2.7
Net Interest Paid (3)	(26)	(37)	(30.4)	(111)	(173)	(35.7)
Cash Taxes (paid) recovered(4)	(1)	(4)	(77.6)	21	(24)	--
Capex	(21)	(23)	(9.6)	(48)	(177)	(73.0)
Dividends	-	0	--	(1)	(26)	(96.2)
Net Free Cash Flow	61	41	47.6	175	(116)	--
(1) This statement is a Cash Flow statement and it does not represent a Statement of Cash Flow according with Mexican FRS
(2) Includes: Clients, inventories, suppliers, other current assets and liabilities, IVA (Value Added Tax) and ISCAS taxes (Salary Special Tax)
(3) Also includes interest income and derivative transactions, and expenses related to debt restructuring.
(4) Includes PSW (Profit Sharing to Workers)

Key Developments

FINANCIAL POSITION AND RESTRUCTURING PROCESS

Vitro receives Notice of Acceleration for Senior Notes due 2012 and 2017

On January 4, 2010, the Company received, from a group of its bondholders, a Notice of Acceleration of payment for the Senior Notes due 2012 (the "2012 Notes") and the Senior Notes due 2017 (the "2017 Notes" and together with the 2012 Notes the "Senior Notes"). The notice was delivered to the Company and to the Bank of New York, as trustee of the 2012 Notes and the 2017 Notes.

As per Vitro's Indentures for these Senior Notes, a minority group of at least twenty five percent of the bond holders may request the Notice of Acceleration, which is considered a standard operating procedure when an issuer is in default. The Notices received by the Company did not contain information as to whether the signatories held twenty five or more of each of the relevant Senior Notes; therefore, the Company requested further information from the signatories regarding their holdings. The outstanding principal amount of the Senior Notes, as of today is $1 billion dollars.

The Company has not received any notice of acceleration with regard to its other public senior notes, which are due in 2013, in the outstanding principal amount as of today of $216 million ("2013 Notes").

This Acceleration was anticipated by the Company and has not in any way impacted Vitro's ability to continue to operate in the normal course. As the Company previously announced, a recent real estate transaction and the refinancing of a trade receivable program have increased the Company's unrestricted cash position to $200 million dollars as of December 31, 2009. These liquidity enhancements were implemented to further strengthen Vitro's operations while continuing serving its clients with high quality products.

Vitro discloses financial projections provided to a Bondholder Group in conjunction with its restructuring process

On December 21, 2009, as part of the Company's discussions with its creditors to restructure its debt, the Company presented long-term projections to a group of restricted bondholders. The disclosure by the Company of this information was in accordance with an agreement dated as of October 13, 2009, with representatives of holders of the Senior Notes.

The forecast was not updated to reflect any potential economic consequences of the recent Mexican tax code changes and did not incorporate any adjustments to reflect recent market realities which could alter the Company's long-term forecasts. The Company continues to focus its efforts on reaching a consensual restructuring agreement with its creditors and is targeting providing a revised counter proposal to its bondholders in the next few days. The Company does not normally publish its forecasts and will only be updating these forecasts as they relate to the restructuring process.

Vitro strengthens liquidity position

On December 16, 2009, the Company announced that it had completed a US$75 million transaction with Fintech Advisory Limited ("Fintech") through the creation of a Mexican Trust (the "Trust"). Vitro and its subsidiaries, Industria del Alcali, S.A. de C.V.; Vidriera Guadalajara, S.A. de C.V., Vidriera Monterrey, S.A. de C.V., Vidriera Queretaro, S.A. de C.V., Vidriera Los Reyes, S.A. de C.V. and Vidriera Toluca, S.A. de C.V. contributed seven real estate assets (industrial land) to the Trust, receiving US$75 million contributed by Fintech to acquire these assets.

Vitro has the right to repurchase the title to these real estate assets and entered into a 15-year lease agreement, through one of its subsidiaries, with the Trust that allows the Company to continue using said assets. In an additional effort to increase the Company's liquidity, Vitro successfully completed the refinancing of its trade receivable program of three of Vimexico S.A. de C.V. ("Vimexico") subsidiaries originally due August 22nd 2010. The original US$21.5 million private issuance was replaced with a new issuance for $300 million pesos with a five year maturity.

These transactions benefit Vitro's cash position considerably, improving its liquidity outlook for 2010.

Mr. Claudio Del Valle, Vitro's Chief Restructuring Officer, commented: "The refinancing of Vimexico's trade receivable program, combined with Fintech's participation in the real estate transaction, is evidence of top financial institutions' confidence in Vitro, its restructuring process and its future as a leading glass company. We are very pleased with these transactions and with the experience brought to the Trust by David M. Martinez, Fintech's Managing Director."

"The resources obtained through these transactions strengthen Vitro's ability to continue serving its clients with high quality products while maintaining its operations in the normal course, and are fundamental to reaching a consensual agreement with its creditors. The Company maintains debt restructuring negotiations as a top priority and is confident that these efforts will facilitate this goal," concluded Mr. Del Valle.

OTHER

Shareholders Agreement

On December 18, 2009, in accordance with the second to last paragraph of article 49 of the Ley del Mercado de Valores (Mexican Securities Law), the Company announced that Adrian G. Sada Gonzalez, Esther G. Cueva de Sada, Maria Alejandra Sada Gonzalez and Adrian G. Sada Cueva, shareholders of Vitro, S.A.B. de C.V. ("Vitro" or the "Company"), had entered into a Shareholders Agreement, effective as of December 11, 2009 (the "Agreement"), once they obtained the corresponding approval from Vitro's Board of Directors, as required by Vitro's by-laws, considering that the Agreement refers to shareholders that together hold more that 9.9% of Vitro's stockholders' equity. The main provisions of this Agreement refer to set the rules to be complied by the above mentioned shareholders to: (i) jointly exercise their voting rights, and (ii) any transfer of their shares. The Agreement can be accessed at the Company's headquarters for public review.

Mexican Tax Consolidation Reforms

On December 7, 2009, the Mexican Congress published a series of tax reforms on the Mexican Income Tax Law, in which, among other modifications, significant changes were made on fiscal consolidation. The main changes, considerably shortens the time frame for the liability payment of deferred taxes that originate in fiscal consolidation. The effects on the financial information, related to this reform resulted in lower shareholders' equity, under accumulated income of $237 million, an increase in other accounts receivable from deferred taxes of $629 million, an increased in accounts payable due to short-term income tax of $36 million and in long-termn accounts payable of $830 million. These amounts could differ once the tax authorities publish the general rules that could result in a different interpretation.

Glass Containers

(53 percent of 2009 Consolidated Sales)

Sales

Sales for the quarter decreased 22.7 percent YoY to US$212 million from US$275 million. On a comparable basis, excluding Comegua, which was deconsolidated in December 2008, sales decreased 11.8 percent YoY.

The main drivers behind the 13.5 percent YoY decrease in domestic sales was a result of lower volumes in the beer and soft drinks segments, due to the effect of the tough economic environment on demand.

Export sales decreased 4.5 percent due to lower volumes in every segment, except for CFT and Wine & Liquor, which were partially offset by an improved price mix in the food and CFT segments. Sales from Glass Containers' foreign subsidiaries decreased to US$3 million from US$40 million due to the deconsolidation of Comegua, the Company's venture in Central America, starting December 1st 2008.

EBIT and EBITDA

EBIT for the quarter increased 31.9 percent YoY to US$33 million from US$25 million in 4Q'08. EBITDA for the same period increased 6.8 percent to US$53 million from US$50 million. On a comparable basis, excluding Comegua which was deconsolidated in December 2008, EBITDA increased 18.9 percent YoY.

During this quarter, EBIT and EBITDA were benefited by savings in energy costs (approximately US$7.2 million savings related to natural gas), and cost-reduction projects, which were partially compensated by lower volumes (lower fixed-cost absorption).

EBITDA from Mexican glass containers operations, which is Glass Container's core business and represents approximately 78 percent of total EBITDA, increased 9.8 percent YoY due to the above mentioned factors.

Table 7: Glass Containers
Table 7
Glass Containers
(Million)
			YoY%			YoY%
	4Q'09	4Q'08	Change	2009	2008	Change

Pesos
Consolidated Net sales	2,768	3,646	(24.1)	12,385	15,484	(20.0)
Net Sales
Domestic Sales	1,889	2,337	(19.2)	7,557	9,028	(16.3)
Exports	843	870	(3.1)	4,746	4,179	13.6
Foreign Subsidiaries	36	439	(91.8)	82	2,276	(96.4)
EBIT	433	330	31.2	1,956	1,661	17.7
EBITDA	696	660	5.4	3,023	2,776	8.9

EBIT Margin	15.7%	9.1%	6.6 pp	15.8%	10.7%	5.1 pp
EBITDA Margin	25.1%	18.1%	7 pp	24.4%	17.9%	6.5 pp

Nominal Dollars
Consolidated Net sales	212	275	(22.7)	914	1,406	(35.0)
Domestic Sales	136	157	(13.5)	559	814	(31.3)
Export Sales	74	77	(4.5)	349	383	(9.1)
Foreign Subsidiaries	3	40	(93.1)	6	209	(97.0)
EBIT	33	25	31.9	144	152	(5.3)
EBITDA	53	50	6.8	223	252	(11.5)

EBIT Margin	15.7%	9.2%	6.5 pp	15.8%	10.8%	5 pp
EBITDA Margin	25.1%	18.2%	6.9 pp	24.4%	17.9%	6.5 pp

Glass Containers
Domestic (Millions of Units)	775	959	(19.2)	3,262	4,704	(30.7)
Exports (Millions of Units)	273	295	(7.6)	1,235	1,348	(8.4)
Total	1,047	1,254	(16.5)	4,497	6,052	(25.7)

Installed capacity utilization (furnaces)	59%	72%	-13 pp

Alcali (Thousands Tons sold)*	168	162	3.7	645	659	(2.1)

* Includes sodium carbonate, sodium bicarbonate, sodium chlorine and calcium chlorine

Flat Glass

(46 percent of 2009 Consolidated Sales)

Sales

Flat Glass sales for the quarter decreased 16.8 percent YoY to US$213 million from US$256 million.

Domestic sales decreased 3.5 percent YoY mainly as result of lower sales in the domestic float glass market due to a price decrease reflecting excess capacity in this market.

Export sales increased 15.7 percent YoY mainly due to important demand for float glass from South American markets, which recovered since 2Q'09. In addition, we have experienced increased sales to the auto glass OEM market as a result of an improved sales mix skewed toward more value added products.

Automotive sales increased 9 percent YoY driven by an improved sales mix skewed toward more value added product in Original Equipment Manufacturer ("OEM"). Auto Glass Replacement ("AGR") market continues experiencing lower export sales as the Company continues to focus on the domestic replacement market.

Sales from foreign subsidiaries decreased 31.7 percent YoY to US$99 million from US$145 million as a result of weakening markets and softening demand.

EBIT and EBITDA

EBIT for the quarter decreased YoY to negative US$15 million from negative US$6 million while EBITDA decreased 95.6 percent YoY to US$0 million from US$7 million. During the same period, EBIT and EBITDA margins decreased 4.6 and 2.6 percentage points, respectively.

On a YoY comparison, EBIT and EBITDA were affected by lower sales volumes linked to the sluggish construction and automotive markets and lower prices due to high competition. All of the above was partially compensated by the cost reduction plan and by lower energy costs (approximately US$2.8 million savings in natural gas).

Table 8: Flat Glass
Table 8
Flat Glass
(Million)
			YoY%			YoY%
	4Q'09	4Q'08	Change	2009	2008	Change

Pesos
Consolidated Net sales	2,777	3,395	(18.2)	11,377	13,187	(13.7)
Net Sales
Domestic Sales	1,008	1,001	0.7	3,366	3,461	(2.7)
Exports	483	467	3.6	1,831	2,368	(22.7)
Foreign Subsidiaries	1,286	1,928	(33.3)	6,180	7,358	(16.0)
EBIT	(193)	(89)	116.0	(591)	186	--
EBITDA	4	90	(95.4)	84	789	(89.3)

EBIT Margin	-7.0%	-2.6%	-4.4 pp	-5.2%	1.4%	-6.6 pp
EBITDA Margin	0.2%	2.7%	-2.5 pp	0.7%	6.0%	-5.3 pp

Nominal Dollars
Consolidated Net sales	213	256	(16.8)	839	1,191	(29.5)
Domestic Sales	74	76	(3.5)	249	313	(20.6)
Export Sales	41	35	15.7	136	217	(37.3)
Foreign Subsidiaries	99	145	(31.7)	454	661	(31.2)
EBIT	(15)	(6)	141.1	(44)	20	--
EBITDA	0	7	(95.6)	6	74	(91.6)

EBIT Margin	-7.0%	-2.4%	-4.6 pp	-5.2%	1.4%	-6.6 pp
EBITDA Margin	0.2%	2.8%	-2.6 pp	0.7%	6.0%	-5.3 pp

Volumes
Flat Glass (Thousands of m2R) (1) (2)	34,523	31,394	10.0	119,208	132,949	(10.3)

Capacity utilization
Float Glass furnaces (3)	107%	109%	-1.4 pp
Flat Glass auto	60%	61%	-1.2 pp
(1) Flat Glass volumes only include float and automotive glass manufactured at our Mexican subsidiaries
(2) m2R = Reduced Squared Meters
(3)  Capacity utilization may sometimes be greater than 100 percent because pulling capacity is calculated based on a certain number of changes in glass color & thickness, determined by historical averages.

	CONSOLIDATED
	VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
	CONSOLIDATED FINANCIAL STATEMENTS
	FOR THE PERIODS, (MILLION)

		Fourth Quarter						Year
	INCOME STATEMENT	Pesos			Nominal Dollars			Pesos			Nominal Dollars
Item		2009	2008	% Var.	2009	2008	% Var.	2009	2008	% Var.	2009	2008	% Var.
1	Consolidated Net Sales	5,602	7,147	(21.6)	430	538	(20.2)	23,991	29,013	(17.3)	1,770	2,627	(32.6)
2	Cost of Sales	4,159	5,212	(20.2)	319	392	(18.6)	17,181	21,279	(19.3)	1,268	1,927	(34.2)
3	Gross Income	1,443	1,935	(25.4)	111	146	(24.3)	6,810	7,735	(12.0)	502	701	(28.4)
4	SG&A Expenses	1,172	1,748	(33.0)	90	132	(31.7)	5,482	6,024	(9.0)	404	540	(25.3)
5	Operating Income	271	187	45.1	21	15	41.8	1,328	1,710	(22.4)	98	160	(38.8)
				--			--
6	Other Expenses (Income), net	(99)	398	--	(8)	29	--	278	495	(44.0)	20	38	(48.3)
7	Share in earnings of unconsolidated associated companies	(12)	5	--	(1)	0	--	(16)	5	--	(1)	0	--
				--			--						#DIV/0!
8	Interest Expense	(572)	(564)	1.5	(44)	(42)	4.7	(2,279)	(1,755)	(29.9)	(168)	(156)	(7.4)
9	Interest Income	14	16	(15.8)	1	1	(14.6)	51	58	(12.7)	4	5	(28.4)
10	Other Financial Expenses (net)	(298)	(1,937)	84.6	(22)	(148)	84.9	(1,105)	(4,158)	73.4	(79)	(361)	78.0
11	Exchange (Loss) Income	626	(3,368)	--	48	(257)	--	1,004	(3,222)	--	81	(240)	--
12	Gain from Monet. Position	-	-	--	-	-	--	-	(0)	--	-	-	--
13	Total Financing Result	(231)	(5,853)	96.1	(18)	(446)	96.1	(2,330)	(9,077)	74.3	(162)	(752)	78.4

14	Inc. (loss) bef. Tax	127	(6,058)	--	10	(460)	--	(1,295)	(7,857)	83.5	(85)	(630)	86.5
15	Income Tax	(422)	(1,618)	73.9	(32)	(120)	73.0	(553)	(2,175)	74.6	(40)	(172)	76.8
16	Net Inc. (loss) Cont. Opns.	550	(4,440)	--	42	(340)	--	(742)	(5,682)	86.9	(45)	(458)	90.1
17	Income (loss)of Discont. Oper.	-	-	--	-	-	--	-	-	--	-	-	--
18	Income on disposal of discontinued operations	-	-	--	-	-	--	-	-	--	-	-	--
19	Extraordinary Items, Net	-	-	--	-	-	--	-	-	--	-	-	--
20	Net Income (Loss)	550	(4,440)	--	42	(340)	--	(742)	(5,682)	86.9	(45)	(458)	90.1
21	Net Income (loss) of Maj. Int.	469	(4,466)	--	36	(341)	--	(829)	(5,706)	85.5	(52)	(459)	88.7
22	Net Income (loss) of Min. Int.	81	27	201.8	6	1	374.5	87	24	255.4	7	1	481.6

	VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
	CONSOLIDATED FINANCIAL STATEMENTS
	As of December 31, (Million)

		Pesos			Nominal Dollars
Item	BALANCE SHEET	2009	2008	% Var.	2009	2008	% Var.		FINANCIAL INDICATORS(1)		4Q'09	4Q'08
23	Cash & Cash Equivalents	2,616	1,428	83.2	200	103	94.0	Debt/EBITDA (LTM, times)			6.2	6.1
24	Trade Receivables	3,198	4,267	(25.1)	245	308	(20.6)	EBITDA/ Interest. Exp. (LTM, times)			1.4	2.1
25	Inventories	3,153	4,178	(24.5)	241	302	(20.1)	Debt / (Debt + Equity) (times)			0.9	0.9
26	Other Current Assets	1,114	2,108	(47.2)	85	152	(44.1)	Debt/Equity (times)			10.1	7.1
27	Total Current Assets	10,080	11,982	(15.9)	772	866	(10.9)	Total Liab./Stockh. Equity (times)			15.5	10.5
								Curr. Assets/Curr. Liab. (times)			0.4	0.4
28	Prop., Plant & Equipment	15,403	17,271	(10.8)	1,179	1,249	(5.5)	Sales/Assets (times)			0.7	0.8
29	Deferred Assets	6,209	5,433	14.3	475	393	21.1	EPS (Ps$) *			1.24	(12.46)
30	Other Long-Term Assets	123	92	33.5	9	7	41.4
31	Investment in Affiliates (2)	896	996	(10.0)	69	72	(4.7)
32	Total Assets	32,711	35,773	(8.6)	2,505	2,586	(3.1)
								* Based on the weighted average shares outstanding.
33	Short-Term & Curr. Debt (3)	18,197	19,197	(5.2)	1,393	1,388	0.4	OTHER DATA
34	Trade Payables	1,595	2,355	(32.3)	122	170	(28.3)	# Shares Issued (thousands)			386,857	386,857
35	Other Current Liabilities (4)	7,805	7,511	3.9	598	543	10.1
36	Total Curr. Liab.	27,596	29,063	(5.0)	2,113	2,101	0.6	# Average Shares Outstanding
37	Long-Term Debt	1,904	2,865	(33.5)	146	207	(29.6)	(thousands)			379,407	358,391
38	Other LT Liabilities	1,229	736	67.0	94	53	76.9
39	Total Liabilities	30,730	32,665	(5.9)	2,353	2,361	(0.4)	# Employees			16,989	19,385

40	Majority interest	580	1,705	(66.0)	44	123	(64.0)
41	Minority Interest	1,401	1,404	(0.2)	107	101	5.7
42	Total Shar. Equity	1,981	3,108	(36.3)	152	225	(32.5)

	(1) Financial ratios are calculated using figures in pesos
	(2) Investment in Affiliates includes 49.7% participation in Comegua under the equity method starting December 2008, as a result of the deconsolidation of Comegua.
	(3) Since we are not in full compliance under our bond indentures, the outstanding amount of the Senior Notes debt was reclassified from long-term to short-term
	(4) Includes derivative instruments liability claimed by our Counterparties. We are still evaluating, assisted by our external advisors, our response to the claims made by our Counterparties, including the validity, amount and legality of the DFIs described above. Therefore, the amounts stated herein reflects only the claims made by our counterparties and in no manner whatsoever should be considered an express or implied acknowledgement of the same by us. Furthermore, disclosure of such amounts claimed should not be considered as a renunciation by us of any right, including the right to adjust or eliminate these amounts depending on the circumstances.
VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
SEGMENTED INFORMATION
FOR THE PERIODS, (MILLION)

	Fourth Quarter						Year
	Pesos(1)			Nominal Dollars			Constant Pesos			Nominal Dollars
	2009	2008	%	2009	2008	%	2009	2008	%	2009	2008	%
GLASS CONTAINERS
Net Sales	2,779	3,659	-24.1%	213	276	-22.6%	12,452	15,524	-19.8%	919	1,410	-34.8%
Interd. Sales	11	13	-21.0%	1	1	-19.7%	67	40	65.6%	5	4	36.5%
Con. Net Sales	2,768	3,646	-24.1%	212	275	-22.7%	12,385	15,484	-20.0%	914	1,406	-35.0%
Expts.	843	870	-3.1%	74	77	-4.5%	4,746	4,179	13.6%	349	383	-9.1%
EBIT	433	330	31.2%	33	25	31.9%	1,956	1,661	17.7%	144	152	-5.3%
Margin (2)	15.7%	9.1%		15.7%	9.2%		15.8%	10.7%		15.8%	10.8%
EBITDA	696	660	5.4%	53	50	6.8%	3,023	2,776	8.9%	223	252	-11.5%
Margin (2)	25.1%	18.1%		25.1%	18.2%		24.4%	17.9%		24.4%	17.9%

Glass containers volumes (MM Pieces)
Domestic				775	959	-19.2%				3,262	4,704	-30.7%
Exports				273	295	-7.6%				1,235	1,348	-8.4%
Total:Dom.+Exp.				1,047	1,254	-16.5%				4,497	6,052	-25.7%

Soda Ash (Thousand Tons)				168	162	3.7%				645	659	-2.1%

FLAT GLASS
Net Sales	2,778	3,401	-18.3%	213	256	-16.9%	11,453	13,230	-13.4%	845	1,195	-29.3%
Interd. Sales	1	6	-81.4%	0	0	-81.4%	76	42	79.0%	5	4	38.3%
Con. Net Sales	2,777	3,395	-18.2%	213	256	-16.8%	11,377	13,187	-13.7%	839	1,191	-29.5%
Expts.	483	467	3.6%	41	35	15.7%	1,831	2,368	-22.7%	136	217	-37.3%
EBIT	(193)	(89)	116.0%	(15)	(6)	141.1%	(591)	186	--	(44)	20	--
Margin (2)	-7.0%	-2.6%		-7.0%	-2.4%		-5.2%	1.4%		-5.2%	1.7%
EBITDA	4	90	-95.4%	0	7	-95.6%	84	789	-89.3%	6	74	-91.6%
Margin (2)	0.2%	2.7%		0.2%	2.8%		0.7%	6.0%		0.7%	6.2%

Flat Glass Volumes (Thousand m2R)(3)
Const + Auto				34,523	31,394	10.0%				119,208	132,949	-10.3%

CONSOLIDATED (4)
Net Sales	5,614	7,166	-21.7%	431	540	-20.2%	24,134	29,096	-17.1%	1,780	2,635	-32.5%
Interd. Sales	12	19	-36.2%	1	1	-29.8%	143	83	72.7%	10	8	31.7%
Con. Net Sales	5,602	7,147	-21.6%	430	538	-20.2%	23,991	29,013	-17.3%	1,770	2,627	-32.6%
Expts.	1,326	1,337	-0.8%	114	112	1.7%	6,577	6,547	0.5%	484	600	-19.3%
EBIT	271	187	45.1%	21	15	41.8%	1,328	1,710	-22.4%	98	160	-38.8%
Margin (2)	4.8%	2.6%		4.8%	2.7%		5.5%	5.9%		5.5%	6.1%
EBITDA	787	772	1.9%	60	59	3.1%	3,217	3,605	-10.8%	237	329	-27.8%
Margin (2)	14.1%	10.8%		14.1%	10.9%		13.4%	12.4%		13.4%	12.5%
(1) Financial data for year 2008 and 2009 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007.
For more details please refer to the note regarding the Effects of Inflation on page 2.
(2) EBIT and EBITDA Margins consider Consolidated Net Sales.
(3) m2R = Reduced Squared Meters
(4) Includes corporate companies and other's sales and EBIT.

  Vitro, S.A.B. de C.V. (BMV: VITROA), is the leading glass manufacturer in Mexico and one of the largest in the world backed by 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees, as well as the communities where we operate, by generating employment and economic prosperity given our permanent focus on quality and continuous improvement, as well as through our consistent efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in 10 countries in the Americas and Europe and the Company's products can be found all around the world.

  For more information, please contact:

Investor Relations Adrian Meouchi /Carlos Garza Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com cgarza@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 452-2334 sborinelli@breakstone-group.com bcano@breakstone-group.com	Media Relations Albert Chico / Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

  VITRO, S.A.B. DE C.V.

  By  /s/ Claudio L. Del Valle Cabello
  Name: Claudio L. Del Valle Cabello
  Title: Attorney in Fact

  Date: March 1st, 2010